Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of FSB Bancorp, Inc.:

Name	State of Incorporation

Fairport Savings Bank	New York

Fairport Wealth Management, Inc. *	New York

* Subsidiary of Fairport Savings Bank